Exhibit 99.2

Franco Nevada

Franco-Nevada
Franco-Nevada

2024

SECOND QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 13, 2024 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and six months ended June 30, 2024 and 2023 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34 Interim Financial Reporting.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three and six months ended June 30, 2024 and 2023 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Selected financial information
6	Highlights
11	Guidance
11	Market overview
12	Revenue by asset
13	Review of quarterly financial performance
18	Review of year-to-date financial performance
22	General and administrative and share-based compensation expenses
22	Other income and expenses
23	Summary of quarterly information
24	Balance sheet review
25	Liquidity and capital resources
31	Critical accounting policies and estimates
31	Outstanding share data
32	Internal control over financial reporting and disclosure controls and procedures
32	Non-GAAP financial measures
36	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at August 13, 2024)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	49	13	56	118
Advanced	30	8	—	38
Exploration	161	88	27	276
TOTAL	240	109	83	432

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Second Quarter 2024 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 16 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can provide capital to the industry throughout the cycle.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In H1 2024, 74.9% of our revenue was earned from precious metals and 81.0% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In H1 2024, these interests accounted for 91.6% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

Second Quarter 2024 Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended		For the six months ended
(in millions, except Average Gold Price, GEOs sold, Adjusted EBITDA Margin,	June 30,		June 30,
Adjusted Net Income Margin, per GEO amounts and per share amounts)	2024	2023	2024	2023

Statistical Measures
Average Gold Price	$2,338	$1,978	$2,205	$1,933
GEOs sold(1)	110,264	168,515	233,161	313,846

Statement of Comprehensive Income
Revenue	$260.1	$329.9	$516.9	$606.2
Costs of sales	29.1	47.1	62.7	85.3
Depletion and depreciation	52.9	75.1	111.1	136.1
Operating income	169.0	200.5	327.2	372.6
Net income	79.5	184.5	224.0	341.0
Basic earnings per share	$0.41	$0.96	$1.17	$1.78
Diluted earnings per share	$0.41	$0.96	$1.16	$1.77

Dividends declared per share	$0.36	$0.34	$0.72	$0.68
Dividends declared (including DRIP)	$69.6	$65.5	$139.0	$130.9
Weighted average shares outstanding	192.3	191.9	192.2	191.9

Non-GAAP Measures
Cash Costs(2)	$29.1	$47.1	$62.7	$85.3
Cash Costs(2) per GEO sold	$264	$280	$269	$272
Adjusted EBITDA(2)	$221.9	$275.6	$438.0	$505.0
Adjusted EBITDA(2) per share	$1.15	$1.44	$2.28	$2.63
Adjusted EBITDA Margin(2)	85.3%	83.5%	84.7%	83.3%
Adjusted Net Income(2)	$144.9	$182.9	$280.8	$335.1
Adjusted Net Income(2) per share	$0.75	$0.95	$1.46	$1.75
Adjusted Net Income Margin(2)	55.7%	55.4%	54.3%	55.3%

Statement of Cash Flows
Net cash provided by operating activities	$194.4	$261.9	$372.9	$471.7
Net cash used in investing activities	$(36.7)	$(160.6)	$(227.2)	$(263.2)
Net cash used in financing activities	$(59.2)	$(56.9)	$(117.3)	$(113.5)

	As at	As at
	June 30,	December 31,
(expressed in millions)	2024	2023
Statement of Financial Position
Cash and cash equivalents	$1,439.0	$1,421.9
Total assets	6,141.2	5,994.1
Deferred income tax liabilities	234.1	180.1
Total shareholders’ equity	5,845.2	5,769.1
Available capital(3)	2,420.4	2,402.6

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 13 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2024 and 2023.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1 billion revolving credit facility (the “Corporate Revolver”).

Second Quarter 2024 Management’s Discussion and Analysis	5

Highlights

The comparative periods below include contributions from Cobre Panama, which currently remains in preservation and safe management. Please refer to the “Portfolio Updates” section of this MD&A on page 10 for further updates relating to Cobre Panama.

Financial Update – Q2 2024 vs Q2 2023

●	110,264 GEOs sold, a decrease of 34.6% (16.4% decrease excluding Cobre Panama);
●	$260.1 million in revenue, a decrease of 21.2%; (0.7% increase excluding Cobre Panama);
●	$29.1 million, or $264 per GEO sold, in Cash Costs, compared to $47.1 million, or $280 per GEO sold;
●	$221.9 million, or $1.15 per share, of Adjusted EBITDA, a decrease of 19.5% and 20.1%, respectively (2.2% and 2.0% increases, respectively, excluding Cobre Panama);
●	85.3% in Adjusted EBITDA Margin, an increase compared to 83.5%;
●	$79.5 million, or $0.41 per share, in net income, a decrease of 56.9% and 57.3%, respectively. Net income in Q2 2024 included additional income tax expense of $69.8 million in relation to tax measures enacted in response to the OECD’s Global Minimum Tax (“GMT”) initiative;
●	$144.9 million, or $0.75 per share, in Adjusted Net Income, a decrease of 20.8% and 21.1%, respectively. Adjusted Net Income includes a partial adjustment in relation to the additional income tax expense recognized as a result of the GMT initiative. Please refer to the “Income Tax Expense” section on page 17 of this MD&A for further details;
●	55.7% in Adjusted Net Income Margin, an increase compared to 55.4%;
●	$194.4 million in net cash provided by operating activities, a decrease of 25.8%;
●	$1,439.0 million in cash and cash equivalents as at June 30, 2024 (December 31, 2023 – $1,421.9 million);
●	$2.4 billion in available capital as at June 30, 2024 (December 31, 2023 – $2.4 billion).

Financial Update – H1 2024 vs H1 2023

●	233,161 GEOs sold, a decrease of 25.7% (6.2% decrease excluding Cobre Panama);
●	$516.9 million in revenue, a decrease of 14.7% (7.7% increase excluding Cobre Panama);
●	$62.7 million, or $269 per GEO sold, in Cash Costs, compared to $85.3 million, or $272 per GEO sold;
●	$438.0 million, or $2.28 per share, in Adjusted EBITDA, a decrease of 13.3% and 13.3%, respectively (8.8% and 8.7% increases, respectively, excluding Cobre Panama);
●	84.7% in Adjusted EBITDA Margin, an increase compared to 83.3%;
●	$224.0 million, or $1.17 per share, in net income, a decrease of 34.3% and 34.3%, respectively;
●	$280.8 million, or $1.46 per share, in Adjusted Net Income, a decrease of 16.2% and 16.6%, respectively;
●	54.3% in Adjusted Net Income Margin, a decrease compared to 55.3%;
●	$372.9 million in net cash provided by operating activities, a decrease of 20.9%.

Corporate Developments

Acquisition of Royalty on Newmont Corporation’s Yanacocha Operations – Peru

Subsequent to quarter-end, on August 13, 2024, we acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% net smelter return royalty on all minerals (the “Yanacocha Royalty”) covering Newmont Corporation’s (“Newmont”) Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consists of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million payable in Franco-Nevada common shares (equivalent to 118,534 common shares determined as of the date of the agreement), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing. Franco-Nevada will also hold a right of first refusal on the sale by Buenaventura of certain of their royalty interests, including incremental royalties on Conga and other deposits.

The acquisition of the Yanacocha Royalty is effective July 1, 2024. Yanacocha, which is currently producing from the open pit oxides, is expected to contribute GEOs to Franco-Nevada in Q3 2024. Newmont’s guidance anticipates production of 290,000 gold ounces for 2024.

Acquisition of Gold Stream on SolGold plc’s Cascabel Copper-Gold Project - Ecuador

Subsequent to quarter-end, on July 15, 2024, we acquired, through our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), a gold stream (the “Cascabel Stream”) from SolGold plc (“SolGold”) with reference to production from the Cascabel project located in Ecuador. FNB and Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), have syndicated a stream financing package on a 70%/30% basis. FNB will provide a total of $525 million and Osisko a total of $225 million for a total combined funding of $750 million as follows:

●	FNB will provide $70 million and Osisko $30 million for a total of $100 million in pre-construction funding available as three equal sized staged payments. FNB funded an upfront deposit of $23.4 million at closing, and will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.

Second Quarter 2024 Management’s Discussion and Analysis	6

●	FNB will make $455 million available and Osisko will make $195 million available for a total of $650 million towards construction. Funding is subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNB are based on gold production from the Cascabel property, according to the following schedule:

●	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
●	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

●	In the event of a change of control within five years from closing, FNB has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	FNB and Osisko have obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
●	The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries will provide FNB and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
●	FNB has agreed to contribute to environmental and social initiatives carried by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

Private Placement with G Mining Ventures Corp.

Subsequent to quarter-end, on July 12, 2024, we completed a private placement of $25 million with G Mining Ventures Corp. (“G Mining Ventures”) at a price of C$2.279 per share. La Mancha Investments S.à r.l. completed a concurrent $25 million private placement with total proceeds to G Mining Ventures of $50 million. The placement is related to G Mining Ventures’ business combination with Reunion Gold and advancement of the Oko West gold development project in Guyana.

Convertible Debenture with Skeena Resources Ltd.

On June 26, 2024, following the completion of a project financing for Eskay Creek, Skeena Resources Ltd. (“Skeena”) paid $18.9 million (C$25.9 million) to Franco-Nevada as full repayment for the convertible debenture we acquired in December 2023 (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by Skeena’s board of directors. Interest earned on the Skeena Convertible Debenture is included within other interest income for the three and six months ended June 30, 2024.

Term Loan with EMX Royalty Corporation

On June 19, 2024, we entered into a term loan agreement with EMX Royalty Corporation (“EMX”) of $35.0 million (the “EMX Term Loan”). As at June 30, 2024, no amount had been advanced under the EMX Term Loan. We advanced the full amount of the loan to EMX subsequent to quarter-end, on August 9, 2024 (net of a commitment fee equal to 1% of the principal amount).

The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) plus an applicable margin based on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

Term Loan with SolGold

On May 13, 2024, we provided a $10.0 million term loan to SolGold (the “SolGold Term Loan”) which was repaid subsequent to quarter-end, on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. Interest earned on the SolGold Term Loan is included within interest revenue for the three and six months ended June 30, 2024.

Second Quarter 2024 Management’s Discussion and Analysis	7

Funding of G Mining Ventures Term Loan for the Tocantinzinho Project – Brazil

On April 19, 2024, we funded a second and final advance of $33.0 million to G Mining Ventures pursuant to our term loan agreement in connection with the Tocantinzinho gold project (the “G Mining Ventures Term Loan”). Together with the initial advance of $42.0 million on January 29, 2024, we have now met our total commitment of $75.0 million under the G Mining Ventures Term Loan.

The G Mining Ventures Term Loan is a 6-year term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% per annum after completion tests have been achieved at the Tocantinzinho project. Interest earned on the G Mining Ventures Term Loan is included within interest revenue for the three and six months ended June 30, 2024.

Acquisition of Royalty on Claims in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, we acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Receipt of Séguéla Royalty Buy-Back – Cote d’Ivoire

On March 30, 2024, Fortuna Mining Corp. (“Fortuna”) exercised its option to buy-back 0.6% of our initial 1.2% NSR on the Séguéla mine, such that our NSR on the Séguéla mine is now 0.6%. Fortuna paid Franco-Nevada $6.5 million (A$10 million) on April 1, 2024 for the exercise of the buy-back option.

Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, we amended our precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, we acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire 0.0531% of our effective NSR on the Caserones mine for a price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition of Royalties on Pascua-Lama Project – Chile

On January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interest we acquired in August 2023, at gold prices exceeding $800/ounce, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On January 2, 2024, we closed, through wholly-owned subsidiaries, the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. We had funded an initial deposit of $12.5 million in November 2023 when we entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $5.3 million and $19.1 million for Q2 2024 and H1 2024, respectively (Q2 2023 and H1 2023 –$3.5 million and $5.9 million, respectively). As at June 30, 2024, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $469.3 million and Franco-Nevada has remaining commitments of up to $50.7 million.

Second Quarter 2024 Management’s Discussion and Analysis	8

Credit Facility

In June 2024, we amended our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio.

Dividends

In Q2 2024, we declared a quarterly dividend of $0.36 per share, an increase of 5.9% compared to the dividend of $0.34 per share in Q2 2023. During the quarter, we paid total dividends of $69.6 million, of which $60.3 was paid in cash and $9.3 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”). In H1 2024, we paid total dividends of $139.0 million, of which $119.2 million was paid in cash and $19.8 million was paid in common shares under our DRIP.

Tax Updates

Global Minimum Tax and Barbados Corporate Tax Reform

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) which implements key measures of the OECD’s Pillar Two GMT in Canada and includes the introduction of a 15% GMT that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024. As a result, Franco-Nevada is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction in which its subsidiary operates in is below the 15% minimum rate.

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD’s Pillar Two GMT initiative. The measures include (i) an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, and (ii) the introduction of a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which tops up the Barbados effective tax rate payable by an entity subject to Pillar Two, from 9% to 15%. As a result of these changes, our subsidiary in Barbados recognized an additional income tax expense of $20.7 million in Q2 2024. In addition, our subsidiary recognized a deferred tax expense of approximately $49.1 million related to the remeasurement of its deferred tax liability.

All entities within the Franco-Nevada group have an effective tax rate of at least 15% for the six months ended June 30, 2024, including our subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described above. Therefore, no current tax expense was recognized in respect of the GMTA for the six months ended June 30, 2024.

A summary of the total income tax recognized by Franco-Nevada for the six months ended June 30, 2024 is shown below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Income tax expense
Tax expense excluding impact of GMT	$25.5	$27.0	$53.0	$54.6
Q1 2024 retroactive impact of GMT	9.9	—	9.9	—
Q2 2024 impact of GMT	10.8	—	10.8	—
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	49.1	—	49.1	—
Total income tax expense	$95.3	$27.0	$122.8	$54.6

CRA Audit

With respect to the ongoing audit by the CRA of Franco-Nevada’s 2013-2020 taxation years, please refer to the “Contingencies” section of this MD&A for further details.

Second Quarter 2024 Management’s Discussion and Analysis	9

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on August 13, 2024 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) is working with the Ministry of Commerce and Industries (“MICI”) to implement environmental stability and asset integrity measures. Cobre Panama delivered a preliminary draft for the first phase of P&SM on January 16, 2024, and after MICI requested some clarifications and additional information, Cobre Panama submitted an updated and expanded preservation plan at the end of March 2024. Subsequently, in early April 2024, government delegations, including representation from various ministries undertook site inspection and verification visits.

On May 13, 2024, the Intergovernmental Commission issued its Inspection Report on the various visits and preservation plan that had been undertaken in the prior months. Amongst other things, the report recommended the approval and implementation of the key activities under the P&SM plan, including immediate export of the copper concentrate, reactivation of the power plant, and determining a means of dealing with the sulphur containing stockpiles and providing material to the tailings facility. The P&SM plan is still pending government approval, and therefore not all these aspects of the plan have been able to be implemented by First Quantum.

On July 1, 2024, the new president of Panama, José Raúl Mulino, was inaugurated into office. In his inauguration speech, President Mulino announced that the Government of Panama will conduct, with international experts, a strict environmental audit of the Cobre Panama mine.

Franco-Nevada Arbitration Proceedings

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On June 27, 2024, Franco-Nevada filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

First Gold at Tocantinzinho

G Mining Ventures announced that it achieved its first gold pour at Tocantinzinho on time and on budget on July 9, 2024 and that the project remains on track to reach commercial production in H2 2024. Franco-Nevada expects to receive initial stream deliveries from its Tocantinzinho stream in Q3 2024.

First Gold at Greenstone

Equinox Gold Corp. (“Equinox Gold”) announced that its 100% owned Greenstone mine achieved its inaugural gold pour on schedule on May 22, 2024, with commercial production expected by the end of Q3 2024. Greenstone is expected to produce between 175,000 and 205,000 gold ounces in 2024, and average annual production of approximately 400,000 gold ounces for the first five years. Franco-Nevada owns a 3% NSR on Greenstone and received its first royalty payment in Q2 2024.

First Gold at Salares Norte

Gold Fields Limited (“Gold Fields”) announced that production at the Salares Norte mine started with the pouring of its first gold-silver doré on March 28, 2024. However, due to earlier than planned winter conditions that have impacted the commissioning and ramp-up of the project, Gold Fields revised its 2024 gold equivalent production for the mine to between 90,000 and 180,000 ounces (previously between 220,000 and 240,000 ounces). Franco-Nevada owns a 2% NSR on Salares Norte (subject to a 1% buy-back) and received its first royalty payment in Q2 2024.

Approval of Antamina Modified Environmental Impact Assessment

Teck Resources Limited announced that Antamina’s Modification of Environmental Impact Assessment (“MEIA”) was approved on February 14, 2024. The MEIA allows the extension of the Antamina mine life from 2028 to 2036.

Second Quarter 2024 Management’s Discussion and Analysis	10

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2024 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries and are presented net of recovery and payability factors.

With respect to our Precious Metal assets, we anticipate stronger deliveries from Candelaria where production is expected to be more heavily weighted to H2 2024, as well as higher contributions from Tocantinzinho, Greenstone and Salares Norte as these new mines continue to ramp-up. We expect to be at the lower end of our Total GEO sales guidance for 2024, based on current commodity prices which have impacted the conversion of revenue from non-gold assets to GEOs.

	2024 guidance	H1 2024 actual
Precious Metal GEO sales	360,000 - 400,000	175,368
Total GEO sales	480,000 - 540,000	233,161
1	We expect our streams to contribute between 240,000 and 280,000 of our GEO sales for 2024. For H1 2024, we sold 117,721 GEOs from our streams.
2	For our 2024 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices for the remainder of the year: $2,300/oz Au, $27.50/oz Ag, $950/oz Pt, $900/oz Pd, $110/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.25/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any acquisitions completed during the year and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $50.7 million.

Depletion: We estimate depletion and depreciation expense in 2024 to be between $215.0 million $245.0 million. In H1 2024, depletion expense was $111.1 million.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices rallied during the first half of 2024, reflecting strong safe haven demand due to heightened global geopolitical concerns and easing inflationary pressures. Oil prices were sustained throughout the first half of the year due to strong global oil inventory draws and ongoing geopolitical risks. Natural gas prices, while still depressed due to slower global growth, a moderate European winter, and high levels of North American inventory, recovered slightly from their lows earlier in the year. Refer to the commodity price tables on pages 13 and 18 of this MD&A for further details.

Second Quarter 2024 Management’s Discussion and Analysis	11

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue from our royalty, stream and working interests for the three and six months ended June 30, 2024 and 2023:

		For the three months ended		For the six months ended
(expressed in millions)	Interest and %	June 30,		June 30,
Property	(Gold unless otherwise indicated)	2024	2023	2024	2023
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$37.6	$37.3	$68.1	$65.6
Antapaccay	Stream (indexed) Gold & Silver	20.0	38.8	61.2	57.9
Antamina	Stream 22.5% Silver	12.7	12.8	26.0	26.0
Condestable	Stream Gold & Silver, Fixed through 2025	14.1	5.9	14.1	11.6
Other		1.8	1.7	3.3	3.1
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$16.5	$14.2	$40.9	$30.4
Cobre Panama(1)	Stream (indexed) Gold & Silver	0.1	71.7	0.1	126.2
United States
Stillwater	NSR 5% PGM	$5.3	$5.8	$11.3	$12.7
Goldstrike	NSR 2-4%, NPI 2.4-6%	6.6	3.7	10.6	5.6
Bald Mountain	NSR/GR 0.875-5%	3.6	2.2	8.4	4.9
Marigold	NSR 1.75-5%, GR 0.5-4%	0.9	4.6	2.0	7.4
Gold Quarry	NSR 7.29%	0.6	0.9	0.8	2.4
Other		2.5	1.9	4.8	3.2
Canada
Detour Lake	NSR 2%	$6.8	$6.6	$13.6	$12.5
Sudbury	Stream 50% PGM & Gold	3.5	5.2	6.5	10.5
Hemlo	NSR 3%, NPI 50%	4.3	5.2	9.1	11.3
Brucejack	NSR 1.2%	1.6	1.9	2.0	3.2
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	2.3	1.7	4.4	3.3
Other		5.6	2.5	9.8	7.7
Rest of World
MWS	Stream 25%	$17.9	$10.7	$32.8	$21.2
Tasiast	NSR 2%	7.4	7.0	13.9	11.8
Subika (Ahafo)	NSR 2%	7.7	5.0	16.6	9.5
Sabodala	Stream 6%, Fixed to 105,750 oz	5.5	4.7	10.4	9.1
Duketon	NSR 2%	2.2	3.1	5.2	6.0
Other		5.9	4.1	11.1	8.3
		$193.0	$259.2	$387.0	$471.4
DIVERSIFIED
Vale	Various Royalty Rates	$6.9	$7.0	$19.6	$17.8
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(2)	5.1	3.1	7.2	5.4
Other mining assets		1.7	5.1	4.7	7.1
United States (Energy)
Marcellus	GORR 1%	$5.7	$5.6	$12.9	$14.6
Haynesville	Various Royalty Rates	5.1	6.8	11.4	14.6
SCOOP/STACK	Various Royalty Rates	8.4	8.0	16.0	16.7
Permian Basin	Various Royalty Rates	12.0	18.1	19.0	25.4
Other		0.1	0.1	0.2	0.2
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$13.1	$12.1	$23.4	$23.1
Orion	GORR 4%	4.0	3.0	7.2	5.5
Other		2.5	1.8	4.6	4.4
		$64.6	$70.7	$126.2	$134.8
Revenue from royalty, stream and working interests		$257.6	$329.9	$513.2	$606.2
Interest revenue and other interest income		$2.5	$—	$3.7	$—
Total revenue		$260.1	$329.9	$516.9	$606.2

1	Revenue from Cobre Panama in 2024 relates to the finalization for sales from 2023 vessels.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2024 Management’s Discussion and Analysis	12

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q2 2024	Q2 2023	Variance
Gold(1)	($/oz)	$2,338	$1,978	18.2%
Silver(1)	($/oz)	28.86	24.18	19.4%
Platinum(1)	($/oz)	981	1,028	(4.6)%
Palladium(1)	($/oz)	972	1,449	(32.9)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	110	112	(1.8)%

Edmonton Light	(C$/bbl)	105.97	94.61	12.0%
West Texas Intermediate	($/bbl)	80.57	73.78	9.2%
Henry Hub	($/mcf)	2.34	2.32	0.9%

CAD/USD exchange rate(2)		0.7308	0.7446	(1.9)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended June 30, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2024	2023	Variance	2024	2023	Variance
Commodity
Gold	66,999	108,817	(41,818)	$156.9	$213.9	$(57.0)
Silver	12,001	18,139	(6,138)	28.1	35.4	(7.3)
PGM	3,350	5,077	(1,727)	8.0	9.9	(1.9)
Precious Metals	82,350	132,033	(49,683)	$193.0	$259.2	$(66.2)
Iron ore	5,155	5,108	47	$12.0	$10.1	$1.9
Other mining assets	659	2,691	(2,032)	1.7	5.1	(3.4)
Oil	16,463	19,751	(3,288)	35.9	36.9	(1.0)
Gas	4,009	6,583	(2,574)	10.8	14.2	(3.4)
NGL	1,628	2,349	(721)	4.2	4.4	(0.2)
Diversified	27,914	36,482	(8,568)	$64.6	$70.7	$(6.1)
Revenue from royalty, stream and working interests	110,264	168,515	(58,251)	$257.6	$329.9	$(72.3)
Interest revenue and other interest income	—	—	—	$2.5	$—	$2.5
	110,264	168,515	(58,251)	$260.1	$329.9	$(69.8)

Geography
South America	40,125	53,919	(13,794)	$93.6	$106.0	$(12.4)
Central America & Mexico	7,166	44,141	(36,975)	16.8	86.3	(69.5)
United States	22,227	29,967	(7,740)	51.2	57.8	(6.6)
Canada(2)	20,662	21,886	(1,224)	51.3	43.1	8.2
Rest of World	20,084	18,602	1,482	47.2	36.7	10.5
	110,264	168,515	(58,251)	$260.1	$329.9	$(69.8)

Type
Revenue-based royalties	43,486	51,291	(7,805)	$101.2	$99.8	$1.4
Streams	54,664	102,785	(48,121)	127.8	201.4	(73.6)
Profit-based royalties	7,702	7,737	(35)	17.9	15.3	2.6
Other(2)	4,412	6,702	(2,290)	13.2	13.4	(0.2)
	110,264	168,515	(58,251)	$260.1	$329.9	$(69.8)
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2024 Management’s Discussion and Analysis	13

We recognized $260.1 million in revenue in Q2 2024, down 21.2% from Q2 2023 (up 0.7% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in Q2 2024. Revenue in the current period benefited from record gold prices, offset by lower contributions from Antapaccay, Candelaria and our US Energy assets. In Q2 2024, we earned 74.2% of our revenue from Precious Metals, compared to 78.6% in Q2 2023. Geographically, 81.8% of our revenue was derived from the Americas in Q2 2024, compared to 88.9% in Q2 2023.

Revenue includes interest revenue and other interest income related to our loans receivable. For the three months ended June 30, 2024, we recognized $2.5 million in interest revenue and other interest income related to the G Mining Ventures and SolGold term loans and the Skeena Convertible Debenture.

We sold 110,264 GEOs in Q2 2024, down 34.6% compared to 168,515 GEOs in Q2 2023 (down 16.4% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the quarter and lower contributions from our Antapaccay and Candelaria streams. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the quarter. A comparison of our sources of GEOs in Q2 2024 to Q2 2023 is shown below:

Second Quarter 2024 Management’s Discussion and Analysis	14

Precious Metals

Our Precious Metal assets contributed 82,350 GEOs in Q2 2024, compared to 132,033 GEOs in Q2 2023. The decrease is primarily due to the following:

●	Cobre Panama – With the mine remaining on P&SM in Q2 2024, we received nominal deliveries from Cobre Panama relating to the finalization for sales related to 2023 shipments. Comparatively, we sold 36,650 GEOs in Q2 2023.
●	Antapaccay – We sold 8,596 GEOs from our Antapaccay stream in Q2 2024, compared to 19,683 GEOs in Q2 2023. Mine scheduling was adjusted in part due to a geotechnical event which temporarily limited pit access, resulting in lower production in H1 2024. Glencore anticipates stronger production in H2 2024. Deliveries to Franco-Nevada, which may vary from production levels due to the timing of shipments, are expected to remain within our initial expectations for 2024 of 50,000 to 60,000 GEOs.
●	Candelaria – We sold 16,031 GEOs from our Candelaria stream in Q2 2024, compared to 18,825 GEOs in Q2 2023. During the quarter, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. With access to higher grade ore anticipated in the second half of 2024, Lundin Mining anticipates stronger production in H2 2024 and have maintained their production guidance for Candelaria.

The above decreases were partly offset by the following:

●	Condestable – We sold 6,149 GEOs in Q2 2024 compared to 3,043 GEOs in Q2 2023. GEO sales in the current period included ounces which were received in Q1 2024 but were held in inventory at March 31, 2024.
●	MWS – We sold 7,650 GEOs in Q2 2024 from our MWS stream, compared to 5,452 GEOs in Q2 2023 reflecting an increase in tonnes processed and recoveries.
●	Other – During the quarter, we received initial contributions from a number of newly completed mines including Greenstone (403 GEOs), Mara Rosa (96 GEOs) and Salares Norte (10 GEOs).

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.6 million in revenue, down from $70.7 million in Q2 2023. Our Iron Ore assets generated $12.0 million in Q2 2024, compared to $10.1 million in Q2 2023. Our Energy interests contributed $50.9 million in revenue in Q2 2024, compared to $55.5 million in Q2 2023. When converted to GEOs, Diversified assets contributed 27,914 GEOs, down from 36,482 GEOs in Q2 2023. GEOs from our Diversified assets reflect lower gold conversion ratios due to relative changes in commodity prices compared to the prior year period.

Other Mining

●	Vale Royalty – We recorded $6.9 million in revenue from our Vale Royalty in Q2 2024 compared to $7.0 million in Q2 2023. While the Northern System benefited from record production at S11D, the impact was offset by lower production at Serra Norte and higher estimated shipping cost deductions.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $5.1 million in revenue in Q2 2024, compared to $3.1 million in Q2 2023. LIORC declared a cash dividend of C$1.10 per common share in the current period, compared to C$0.65 in Q2 2023. Iron Ore Company of Canada (“IOC”) reported higher production when compared to the prior year period which was impacted by wildfires in Northern Quebec.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $31.3 million in Q2 2024, compared to $38.6 million in Q2 2023, primarily due to lower gas prices. Revenue in the prior year period also included $7.0 million in catch-up royalty payments related to new wells in the Permian Basin.
●	Canada – Revenue from our Canadian Energy interests increased to $19.6 million from $16.9 million in the prior year quarter, reflecting higher realizing pricing and lower expenses for our Weyburn NRI and an increase in production from our Orion asset.

Second Quarter 2024 Management’s Discussion and Analysis	15

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$25.9	$43.2	$(17.3)
Mineral production taxes	0.7	0.6	0.1
Mining costs of sales	$26.6	$43.8	$(17.2)
Energy costs of sales	2.5	3.3	(0.8)
	$29.1	$47.1	$(18.0)

Costs of sales related to our streams were lower compared to Q2 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama and Antapaccay. Costs of sales related to our Energy assets decreased compared to Q2 2023, as these include royalties payable and production taxes which vary based on revenue from our Energy assets.

Costs of sales incurred in Q2 2024 compared to Q2 2023 are shown below:

Second Quarter 2024 Management’s Discussion and Analysis	16

Depletion and Depreciation

Depletion and depreciation expense totaled $52.9 million in Q2 2024, compared to $75.1 million in Q2 2023. Depletion expense incurred in Q2 2024 compared to Q2 2023 is shown below:

Income Taxes

Income tax expense was $95.3 million in Q2 2024, compared to $27.0 million in Q2 2023. The increase in income tax expense was due to tax measures enacted during the quarter in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 9 of this MD&A. As the measures were effective January 1, 2024, income tax expense recognized in Q2 2024 reflects the impact of the tax reforms for both the first and second quarters of 2024.

Net Income and Adjusted Net Income

Net income for Q2 2024 was $79.5 million, or $0.41 per share, compared to $184.5 million, or $0.96 per share, in Q2 2023. The decrease is primarily attributable to lower revenue from the suspension of operations at Cobre Panama and to the impact of tax measures enacted in relation to the GMT, discussed above.

Adjusted Net Income for the period was $144.9 million, or $0.75 per share, compared to $182.9 million, or $0.95 per share, in Q2 2023. For purposes of computing Adjusted Net Income, non-Q2 related amounts resulting from the enactment of GMT measures were adjusted so users may understand what net income would have been had it only included income tax expense related to income earned in the current period. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Second Quarter 2024 Management’s Discussion and Analysis	17

Review of Year-to-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		H1 2024	H1 2023	Variance
Gold(1)	($/oz)	$2,205	$1,933	14.1%
Silver(1)	($/oz)	26.11	23.37	11.7%
Platinum(1)	($/oz)	945	1,011	(6.5)%
Palladium(1)	($/oz)	975	1,508	(35.3)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	118	118	—%

Edmonton Light	(C$/bbl)	100.71	97.26	3.5%
West Texas Intermediate	($/bbl)	78.77	74.95	5.1%
Henry Hub	($/mcf)	2.22	2.54	(12.6)%

CAD/USD exchange rate(2)		0.7361	0.7416	(0.7)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the six months ended June 30, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2024	2023	Variance	2024	2023	Variance

Commodity
Gold	144,561	199,539	(54,978)	$317.8	$386.1	$(68.3)
Silver	23,689	32,952	(9,263)	53.0	64.0	(11.0)
PGM	7,118	10,780	(3,662)	16.2	21.3	(5.1)
Precious Metals	175,368	243,271	(67,903)	$387.0	$471.4	$(84.4)
Iron ore	12,456	12,182	274	$26.8	$23.2	$3.6
Other mining assets	2,155	3,758	(1,603)	4.7	7.1	(2.4)
Oil	30,347	33,921	(3,574)	62.1	64.0	(1.9)
Gas	8,874	15,701	(6,827)	23.1	31.1	(8.0)
NGL	3,961	5,013	(1,052)	9.5	9.4	0.1
Diversified	57,793	70,575	(12,782)	$126.2	$134.8	$(8.6)
Revenue from royalty, stream and working interests	233,161	313,846	(80,685)	$513.2	$606.2	$(93.0)
Interest revenue and other interest income	—	—	—	$3.7	$—	$3.7
	233,161	313,846	(80,685)	$516.9	$606.2	$(89.3)

Geography
South America	88,464	95,623	(7,159)	$194.4	$185.2	$9.2
Central America & Mexico	19,031	81,406	(62,375)	41.6	157.2	(115.6)
United States	44,828	56,586	(11,758)	98.0	108.1	(10.1)
Canada(2)	39,344	44,620	(5,276)	91.5	86.9	4.6
Rest of World	41,494	35,611	5,883	91.4	68.8	22.6
	233,161	313,846	(80,685)	$516.9	$606.2	$(89.3)

Type
Revenue-based royalties	91,435	99,924	(8,489)	$199.7	$191.2	$8.5
Streams	117,721	184,966	(67,245)	260.0	358.6	(98.6)
Profit-based royalties	14,422	16,794	(2,372)	31.9	32.5	(0.6)
Other(2)	9,583	12,162	(2,579)	25.3	23.9	1.4
	233,161	313,846	(80,685)	$516.9	$606.2	$(89.3)
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2024 Management’s Discussion and Analysis	18

We recognized $516.9 million in revenue in H1 2024, down 14.7% from H1 2023 (up 7.7% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in the current period. Revenue in the current period benefited from record gold prices, offset by lower contributions from our US Energy assets. We earned 74.9% of our H1 2024 revenue from Precious Metal assets, compared to 77.8% in H1 2023. Geographically, we remain heavily invested in the Americas, with 82.3% of revenue in H1 2024, compared to 88.6% in H1 2023.

Revenue includes interest revenue and other interest income related to our loans receivable. In H1 2024, we recognized $3.7 million in interest revenue and other interest income related to the G Mining Ventures and SolGold term loans and the Skeena Convertible Debenture.

We sold 233,161 GEOs in H1 2024, down 25.7% from H1 2023 (down 6.2% excluding Cobre Panama). The decrease in GEOs is primarily due to Cobre Panama remaining on P&SM during the period and lower contributions from our Energy assets. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the period. A comparison of our sources of GEOs in H1 2024 to H1 2023 is shown below:

Second Quarter 2024 Management’s Discussion and Analysis	19

Precious Metals

Our Precious Metal assets contributed 175,368 GEOs in H1 2024, down from 243,271 GEOs in H1 2023. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Cobre Panama – With the mine remaining on P&SM throughout the period, we received nominal deliveries from Cobre Panama relating to the finalization for sales related to 2023 vessels. Comparatively, we sold 65,313 GEOs in H1 2023.
●	Candelaria – We sold 30,661 GEOs from our Candelaria stream in H1 2024, compared to 33,764 GEOs in H1 2023. During the period, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. With access to higher grade ore anticipated in the second half of 2024, Lundin Mining anticipates stronger production in H2 2024 and have maintained their production guidance for Candelaria.
●	Marigold – We sold 915 GEOs in H1 2024 from our Marigold royalties, compared to 3,802 in H1 2023. Production at the mine is taking place on ground that carries a lower royalty rate. We expect production to progress to higher royalty ground in 2027 through to the end of the current mine life.
●	Sudbury – We sold 2,669 GEOs from our Sudbury PGM stream in H1 2024, compared to 5,186 in H1 2023, reflecting an anticipated decrease in production based on the latest mine plan as well as the impact of a lower conversion ratio due to the underperformance of PGM prices relative to gold.

The above decreases were partly offset by the following factors:

●	MWS – We sold 14,836 GEOs in H1 2024, compared to 11,002 GEOs in H1 2023, reflecting increased production and recoveries at the tailings retreatment operation.
●	Subika (Ahafo) – We sold 7,633 GEOs in H1 2024, compared to 4,894 GEOs in H1 2023, owing to higher open pit grade and stronger underground mining rates at Subika.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $126.2 million in revenue in H1 2024, compared to $134.8 million in H1 2023. Our Iron Ore assets generated $26.8 million in H1 2024, compared to $23.2 million in H1 2023. Our Energy interests contributed $94.7 million in revenue in H1 2024, compared to $104.5 million in H1 2023. When converted to GEOs, Diversified assets contributed 57,793 GEOs in H1 2024, down from 70,575 GEOs in H1 2023. GEOs from our Energy assets also reflect a lower gold conversion ratio due to relative changes in commodity prices compared to the prior year.

Other Mining

●	Vale Royalty – Revenue from Vale was $19.6 million in H1 2024 compared to $17.8 million in H1 2023, reflecting higher than anticipated iron ore sales in H2 2023 for which payment was received in the current period. Vale reported that the Northern System benefited from record production at S11D, offset by lower production at Serra Norte. Higher production from the Southeastern System, where the royalty is not yet payable, was driven by increases at Itabira and Brucutu.
●	LIORC – LIORC contributed $7.2 million in revenue in H1 2024 compared to $5.4 million in H1 2023. IOC production improved in the current period relative to the prior year which was impacted by wildfires in Northern Quebec.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $2.1 million in H1 2024 compared to $3.3 million in H1 2023. During the current period, we sold 0.0531% of our effective NSR interest on Caserones to EMX.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $59.5 million in H1 2024, compared to $71.5 million in H1 2023 due to lower gas prices. In addition, revenue in H1 2023 period included $7.0 million in catch-up royalty payments related to new wells in the Permian Basin.
●	Canada – Revenue from our Canadian Energy interests increased to $35.2 million in H1 2024, compared to $33.0 million in H1 2023, primarily attributable to higher production from our Orion asset.

Second Quarter 2024 Management’s Discussion and Analysis	20

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$56.0	$78.2	$(22.2)
Mineral production taxes	1.2	1.0	0.2
Mining costs of sales	$57.2	$79.2	$(22.0)
Energy costs of sales	5.5	6.1	(0.6)
	$62.7	$85.3	$(22.6)

Costs of sales related to our streams in H1 2024 decreased relative to H1 2023, in proportion with the decrease in GEOs received from our stream assets. Costs of sales related to our Energy assets decreased compared to H1 2023, as these include royalties payable and production taxes which vary based on revenue earned from our Energy assets.

Costs of sales incurred in H1 2024 compared to H1 2023 are shown below:

Depletion and Depreciation

Depletion and depreciation expense totaled $111.1 million in H1 2024 compared to $136.1 million in H1 2023, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in H1 2024 compared to H1 2023 is shown below:

Second Quarter 2024 Management’s Discussion and Analysis	21

Income Taxes

Income tax expense was $122.8 million in H1 2024, compared to $54.6 million in H1 2023. The increase in income tax expense was due to tax measures enacted during the quarter in relation to the OECD’s GMT initiative, as detailed in the “Tax Updates” section on page 9 of this MD&A.

Net Income and Adjusted Net Income

Net income in H1 2024 was $224.0 million, or $1.17 per share, compared to net income of $341.0 million, or $1.78 per share in H1 2023. The decrease is primarily attributable to lower revenue as a result of the suspension of operations at Cobre Panama and the impact of tax measures enacted in relation to the GMT, discussed above.

Adjusted Net Income was $280.8 million, or $1.46 per share, compared to $335.1 million, or $1.75 per share, in H1 2023. For purposes of computing Adjusted Net Income, non-H1 related amounts resulting from the enactment of GMT measures were adjusted so users may understand what net income would have been had it only included income tax expense related to income earned in the current period. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses and share-based compensation (“SBC”) expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Salaries and benefits	$2.5	$2.7	$(0.2)	$5.0	$5.3	$(0.3)
Professional fees	2.3	1.5	0.8	3.7	3.1	0.6
Cobre Panama arbitration expenses	0.8	—	0.8	2.3	—	2.3
Community contributions	0.3	—	0.3	0.4	0.1	0.3
Board of Directors' costs	0.1	0.2	(0.1)	0.2	0.3	(0.1)
Office, insurance and other expenses	2.4	1.8	0.6	2.5	3.6	(1.1)
General and administrative expenses	$8.4	$6.2	$2.2	$14.1	$12.4	$1.7
Share-based compensation expenses	1.8	2.4	(0.6)	4.6	5.6	(1.0)
	$10.2	$8.6	$1.6	$18.7	$18.0	$0.7

G&A and SBC expenses represented 3.6% of revenue in H1 2024, up from 3.0% in H1 2023.

G&A expenses include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions. Cobre Panama arbitration expenses represent costs incurred in connection with the Cobre Panama arbitration proceedings. Community contributions relate to funds we have contributed to various initiatives for the benefit of communities in which we operate, or own assets.

SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Foreign exchange (loss) gain	$(7.3)	$1.8	$(9.1)	$(8.4)	$3.9	$(12.3)
Changes in fair value of financial instruments	(2.4)	(0.1)	(2.3)	(3.0)	(0.1)	(2.9)
Other income	(0.1)	—	(0.1)	—	0.1	(0.1)
	$(9.8)	$1.7	$(11.5)	$(11.4)	$3.9	$(15.3)

In H1 2024, foreign exchange losses of $8.4 million largely related to the unrealized foreign exchange loss on our cash balances received from our Vale Royalty and held in Brazilian reais. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

Changes in fair value of financial instruments recorded in the current periods comprise the fair value measurement of the Skeena Convertible Debentures and the mark-to-market gains or losses of warrants and other derivative instruments we hold. On June 26, 2024, we received full repayment of the Skeena Convertible Debenture and recognized a loss on fair value of the debenture.

Second Quarter 2024 Management’s Discussion and Analysis	22

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2024	2023	Variance	2024	2023	Variance
Finance income
Interest	$16.2	$10.0	$6.2	$32.2	$20.5	$11.7
	$16.2	$10.0	$6.2	$32.2	$20.5	$11.7
Finance expenses
Standby charges	$0.5	$0.6	$(0.1)	$1.0	$1.2	$(0.2)
Amortization of debt issue costs	0.1	0.1	—	0.2	0.2	—
	$0.6	$0.7	$(0.1)	$1.2	$1.4	$(0.2)

Finance income is earned on our cash and cash equivalents. The increase in finance income in H1 2024 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year period.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In H1 2024 and H1 2023, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver during the periods presented.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs, per GEO amounts and	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
per share amounts)	2024	2024	2023	2023	2023	2023	2022	2022
Revenue	$260.1	$256.8	$303.3	$309.5	$329.9	$276.3	$320.4	$304.2
Costs and expenses(2)	91.1	98.6	1,290.9	122.5	129.4	104.2	131.5	116.0
Operating income (loss)	169.0	158.2	(987.6)	187.0	200.5	172.1	188.9	188.2
Other income (expenses)	5.8	13.8	27.8	13.0	11.0	12.0	6.1	(0.7)
Income tax expense	95.3	27.5	22.7	24.9	27.0	27.6	30.0	30.4
Net income (loss)	79.5	144.5	(982.5)	175.1	184.5	156.5	165.0	157.1
Basic earnings (loss) per share	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.82	$0.86	$0.82
Diluted earnings (loss) per share	$0.41	$0.75	$(5.11)	$0.91	$0.96	$0.81	$0.86	$0.82
Net cash provided by operating activities	$194.4	$178.6	$283.5	$236.0	$261.9	$209.8	$279.3	$232.3
Net cash used in investing activities	(36.7)	(190.5)	(104.2)	(173.7)	(160.6)	(102.6)	(98.2)	(30.9)
Net cash used in financing activities	(59.2)	(58.1)	(59.8)	(56.8)	(56.9)	(56.6)	(43.7)	(49.1)
Average Gold Price(3)	$2,338	$2,072	$1,976	$1,929	$1,978	$1,889	$1,729	$1,728
GEOs sold(4)	110,264	122,897	152,351	160,848	168,515	145,331	183,886	176,408
Cash Costs(5)	$29.1	$33.6	$45.1	$48.9	$47.1	$38.2	$45.8	$42.0
Cash Costs(5) per GEO sold	$264	$273	$296	$304	$280	$263	$249	$238
Adjusted EBITDA(5)	$221.9	$216.1	$254.6	$255.1	$275.6	$229.4	$262.4	$256.7
Adjusted EBITDA(5) per share	$1.15	$1.12	$1.33	$1.33	$1.44	$1.20	$1.37	$1.34
Adjusted EBITDA Margin(5)	85.3%	84.2%	83.9%	82.4%	83.5%	83.0%	81.9%	84.4%
Adjusted Net Income(5)(6)	$144.9	$136.1	$172.9	$175.1	$182.9	$152.2	$164.9	$159.7
Adjusted Net Income(5)(6) per share	$0.75	$0.71	$0.90	$0.91	$0.95	$0.79	$0.86	$0.83
Adjusted Net Income Margin(5)(6)	55.7%	53.0%	57.0%	56.6%	55.4%	55.1%	51.5%	52.5%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 13 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2024 and 2023.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the OECD’s GMT initiative pertaining to income earned in Q1 2024.

Second Quarter 2024 Management’s Discussion and Analysis	23

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At June 30,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2024	2023
Cash and cash equivalents	$1,439.0	$1,421.9

Current assets	1,668.3	1,615.3
Non-current assets	4,472.9	4,378.8
Total assets	$6,141.2	$5,994.1

Current liabilities	$57.3	$39.2
Non-current liabilities	238.7	185.8
Total liabilities	$296.0	$225.0

Total shareholders’ equity	$5,845.2	$5,769.1

Total common shares outstanding	192.4	192.2
Capital management measures
Available capital	$2,420.4	$2,402.6
Debt-to-equity	—	—

Assets

Total assets were $6,141.2 million as at June 30, 2024 compared to $5,994.1 million as at December 31, 2023. Our non-current asset base is primarily comprised of royalty, stream and working interests, loans receivable and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2023 primarily reflects the acquisitions of various royalty and stream interests and the advances under our loan commitments to G Mining Ventures and SolGold, partly offset by the depletion of our royalty, stream and working interests.

Liabilities

Total liabilities as at June 30, 2024 increased compared to December 31, 2023, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted during the quarter in relation to the GMT.

Shareholders’ Equity

Shareholders’ equity increased by $76.1 million compared to December 31, 2023. The increase in shareholders’ equity reflects net income of $224.0 million in H1 2024, offset by dividends of $139.0 million of which $19.8 million was settled through the issuance of common shares pursuant to the DRIP. Shareholders’ equity also reflects other comprehensive loss, net of tax, of $34.3 million due to a loss on currency translation adjustment.

Second Quarter 2024 Management’s Discussion and Analysis	24

Liquidity and Capital Resources

Cash flow for the three and six months ended June 30, 2024 and 2023 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions)	2024	2023	2024	2023
Net cash provided by operating activities	$194.4	$261.9	$372.9	$471.7
Net cash used in investing activities	(36.7)	(160.6)	(227.2)	(263.2)
Net cash used in financing activities	(59.2)	(56.9)	(117.3)	(113.5)
Effect of exchange rate changes on cash and cash equivalents	(11.4)	2.3	(11.3)	3.6
Net change in cash and cash equivalents	$87.1	$46.7	$17.1	$98.6

Operating Cash Flow

Net cash provided by operating activities was $194.4 million in Q2 2024 (Q2 2023 – $261.9 million). Operating cash flow in Q2 2024 was lower than in the same period in 2023 due to a decrease in revenue partly offset by a net decrease in non-cash working capital.

For H1 2024, net cash provided by operating activities was $372.9 million (H1 2023–$471.7 million). Operating cash flow in H1 2024 was lower due to a decrease in revenue and an increase in our holdings of gold bullion which we receive as settlement for certain of our royalties, partly offset by a net decrease in non-cash working capital. During the current period, we also posted an additional cash deposit in the amount of $18.2 million (C$24.5 million) in connection with the CRA audit.

Investing Activities

Net cash used in investing activities of $36.7 million in Q2 2024 primarily related to loan advances we made to G Mining Ventures and SolGold term loans of $32.3 million and $10.0 million, respectively, the funding of our share of contributions to the Royalty Acquisition Venture with Continental of $9.3 million, and the acquisition of a royalty with Scottie for $5.9 million. These cash outflows were offset by the proceeds received from the repayment of the Skeena Convertible Debentures of $18.9 million and the exercise of a buy-back option by Fortuna in connection with our Séguéla NSR for $6.5 million. In comparison, investing activities in Q2 2023, which totaled $160.6 million, primarily comprised $93.1 million for the funding of the Tocantinzinho stream deposit, $45.0 million for the acquisition of the additional royalty on the Valentine Gold project, and $2.8 million for our share of contributions to the Royalty Acquisition Venture with Continental.

For H1 2024, investing activities included the above-noted transactions for Q2 2024, as well as the payment of $112.5 million upon closing of our second portfolio of royalties in the Haynesville, the initial advance of $41.2 million under our G Mining Ventures Term Loan agreement, and the payment of an additional up-front deposit of $10.0 million to amend our Condestable stream. These cash outlays were partly offset by the receipt of proceeds related to the exercise of an option by EMX in connection with our interest in Caserones of $4.7 million.

Financing Activities

For Q2 2024 and H1 2024, net cash used by financing activities was $59.2 million and $117.3 million, respectively (Q2 2023 and H1 2023 – $56.9 million and $113.5 million, respectively).

Second Quarter 2024 Management’s Discussion and Analysis	25

Capital Resources

Our cash and cash equivalents totaled $1,439.0 million as at June 30, 2024 (December 31, 2023 – $1,421.9 million). In addition, we held investments of $278.0 million (December 31, 2023 – investments of $254.5 million). Of the total investments held, $263.0 million was held in publicly-traded equity instruments (December 31, 2023 – $241.8 million). Of the $263.0 million held in publicly-traded equity instruments, $134.6 million relates to our holdings of LIORC (December 31, 2023 – $152.7 million) which we consider being equivalent to a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $250.0 million. In June 2024, we amended the Corporate Revolver agreement to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 10 of our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024. As at June 30, 2024, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.6 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at August 13, 2024, we have a total of $981.4 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at June 30, 2024, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q2 2024, the Canadian dollar traded in a range of $0.7235 to $0.7510, ending at $0.7306, and the Australian dollar traded between $0.6410 and $0.6693, ending at $0.6670.

Our near-term cash requirements include the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Second Quarter 2024 Management’s Discussion and Analysis	26

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at June 30, 2024:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Guadalupe-Palmarejo, Karma, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.
27	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

Second Quarter 2024 Management’s Discussion and Analysis	27

Capital Commitments

As at June 30, 2024, we have the following capital commitments: (i) $35.0 million in connection with the EMX Term Loan, which was fulfilled subsequent to quarter-end, (ii) $50.7 million for our share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources, and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $3.4 million (C$4.5 million) in relation to our Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

Subsequent to quarter-end, we also have capital commitments in connection with the Cascabel Stream and the Yanacocha Royalty, as described above.

Contingencies

(a)	Cobre Panama

Cobre Panama has been on Preservation & Safe Management with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, Minera Panama S.A., and the Government of Panama announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law (“Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 22, 2024, we filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating our intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2020 taxation years.

Second Quarter 2024 Management’s Discussion and Analysis	28

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $21.8 (C$29.9)

Transfer pricing penalties: $8.8 (C$12.0)

Interest and other penalties: $15.9 (C$21.8)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2018, 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $80.9 (C$110.7)

Transfer pricing penalties: $12.8 (C$17.6) for 2014-2017; $17.8 (C$24.4) for 2018-2019 under review

Interest and other penalties: $33.0 (C$45.3)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $234.6 (C$321.1)

Transfer pricing penalties: $88.7 (C$121.4)

Interest and other penalties: $44.3 (C$60.7)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014 and 2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014 and 2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $21.8 million (C$29.9 million) plus estimated interest (calculated to June 30, 2024) and other penalties of $15.9 million (C$21.8 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.8 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

Second Quarter 2024 Management’s Discussion and Analysis	29

(ii)	Barbados (2014-2020)

The 2014 and 2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014 and 2015 Reassessments and the 2016 Reassessment, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $34.0 million (C$46.5 million) plus estimated interest (calculated to June 30, 2024) and other penalties of $15.8 million (C$21.7 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.8 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.6 million (C$22.7 million) for 2018 and $30.3 million (C$41.5 million) for 2019 plus estimated interest (calculated to June 30, 2024) and other penalties of $7.0 million (C$9.6 million) for 2018 and $10.2 million (C$14.0 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.4 million (C$8.8 million) for 2018 and $11.4 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2016 Reassessments and the 2017 Reassessment, the “Transfer Pricing Reassessments”) as proposed. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $234.6 million (C$321.1 million), transfer pricing penalties of approximately $88.7 million (C$121.4 million) plus interest (calculated to June 30, 2024) and other penalties of approximately $44.3 million (C$60.7 million).

During the quarter, the CRA expanded its audit to include the 2020 taxation year. The Company has not received any proposal or Notices of Reassessment for the 2020 taxation year in connection with this expanded audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Second Quarter 2024 Management’s Discussion and Analysis	30

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our 2023 audited consolidated financial statements, and Note 2 of our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023.

New and Amended Accounting Standards

The following standards were effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on our condensed consolidated interim financial statements as a result of the adoption of these amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 13, 2024, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,426,697
Issuable upon exercise of Franco-Nevada options(1)	603,578
Issuable upon vesting of Franco-Nevada RSUs(2)	114,677
Diluted common shares	193,144,952
1	There were 603,578 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$59.52 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 36,451 time-based RSUs and 78,226 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the six months ended June 30, 2024, we did not issue or have any outstanding preferred shares.

Second Quarter 2024 Management’s Discussion and Analysis	31

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2024, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023
Total costs of sales	$82.0	$122.2	$173.8	$221.4
Depletion and depreciation	(52.9)	(75.1)	(111.1)	(136.1)
Cash Costs	$29.1	$47.1	$62.7	$85.3
GEOs	110,264	168,515	233,161	313,846
Cash Costs per GEO sold	$264	$280	$269	$272

Second Quarter 2024 Management’s Discussion and Analysis	32

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Second Quarter 2024 Management’s Discussion and Analysis	33

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$79.5	$184.5	$224.0	$341.0
Income tax expense	95.3	27.0	122.8	54.6
Finance expenses	0.6	0.7	1.2	1.4
Finance income	(16.2)	(10.0)	(32.2)	(20.5)
Depletion and depreciation	52.9	75.1	111.1	136.1
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	9.8	(1.7)	11.4	(3.9)
Adjusted EBITDA	$221.9	$275.6	$438.0	$505.0
Basic weighted average shares outstanding	192.3	191.9	192.2	191.9

Basic earnings per share	$0.41	$0.96	$1.17	$1.78
Income tax expense	0.50	0.14	0.64	0.28
Finance expenses	—	—	0.01	0.01
Finance income	(0.08)	(0.05)	(0.17)	(0.11)
Depletion and depreciation	0.28	0.39	0.58	0.71
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.04	—	0.05	(0.02)
Adjusted EBITDA per share	$1.15	$1.44	$2.28	$2.63

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023
Adjusted EBITDA	$221.9	$275.6	$438.0	$505.0
Revenue	260.1	329.9	516.9	606.2
Adjusted EBITDA Margin	85.3%	83.5%	84.7%	83.3%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional

Second Quarter 2024 Management’s Discussion and Analysis	34

information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income	$79.5	$184.5	$224.0	$341.0
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	9.8	(1.7)	11.4	(3.9)
Tax effect of adjustments	(2.0)	0.1	(2.0)	1.7
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	49.1	—	49.1	—
Q1 2024 retroactive impact of GMT	9.9	—	—	—
Change in unrecognized deductible temporary differences	(1.4)	—	(1.4)	—
Adjusted Net Income	$144.9	$182.9	$280.8	$335.1
Basic weighted average shares outstanding	192.3	191.9	192.2	191.9

Basic earnings per share	$0.41	$0.96	$1.17	$1.78
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.05	(0.01)	0.05	(0.02)
Tax effect of adjustments	(0.01)	—	(0.01)	0.01
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	0.26	—	0.26	—
Q1 2024 retroactive impact of GMT	0.05	—	—	—
Change in unrecognized deductible temporary differences	(0.01)	—	(0.01)	—
Adjusted Net Income per share	$0.75	$0.95	$1.46	$1.75

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023
Adjusted Net Income	$144.9	$182.9	$280.8	$335.1
Revenue	260.1	329.9	516.9	606.2
Adjusted Net Income Margin	55.7%	55.4%	54.3%	55.3%

Second Quarter 2024 Management’s Discussion and Analysis	35

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Second Quarter 2024 Management’s Discussion and Analysis	36

Franco-Nevada
Franco-Nevada

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